Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

Group Information Bulletin

S/17/2018

29/03/2018

Melrose offer for GKN

I am writing to let you know that shareholders holding the majority of GKN plc’s shares have accepted Melrose’s offer to acquire GKN plc.

While there are a few regulatory formalities still to complete, this result means we now expect Melrose to take control of GKN and become its new owners. We expect this to happen before the end of April and we’ll let you know as soon as it’s confirmed.

We are in complete agreement with Melrose that GKN is a world leading business. We will have a new owner that shares GKN’s passion for the business and belief in its potential.

The Board and Executive Team intend to work positively with Melrose to ensure the success of the enlarged company, not just in the interests of shareholders, but also yours as our employees.

I would also like to thank you, personally and on behalf of the GKN management team, for your support over the last few months. I’ve said many times how proud I am to lead GKN, and to work with colleagues who share my passion for GKN.

GKN has a proud history, and has evolved several times over more than 250 years. GKN will evolve again now that it has Melrose as its new owner. The biggest asset that GKN has is you, its people, and you have created a world class business. Melrose sees great potential in GKN’s business, as they’ve made clear throughout the bid process.

The vast majority of employees should expect nothing to change immediately, but it will be for Melrose to set out how it wants to develop the business going forward once it takes control. You should expect there to be some changes over time but we don’t know what those changes will be yet.

In the meantime, we do not expect to move forward with either our plans to divest Powder Metallurgy and our other non-core businesses, or with the proposed combination of Driveline and Dana.

You will receive further updates as more information becomes available, and we expect that Melrose will want to communicate with employees at the earliest opportunity.

For now, Project Boost is still very much the plan and we ask everyone to continue driving our Boost objectives. I have no doubt you will maintain your focus on keeping each other safe and delivering for customers and for the business.

Thank you once again.

Anne Stevens
Chief Executive Officer, GKN plc

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Cautionary statement – Proposed Transaction

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN’s Driveline business and Dana Incorporated (“Dana”) (the “Proposed Transaction”) on GKN plc (“GKN”), Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN’s Driveline business with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the effect of the communication of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (the “Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

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Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2018 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2018. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

Please pass this Group Information Bulletin to all interested people within your
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